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                                    EXHIBIT A

               Letter from Bruce J. Haber of FHS Enterprises, LLC
                                       to
                     Moore Medical Corp. dated May 4, 2001.
                                 (See Attached)
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                                 Bruce J. Haber
                              FHS Enterprises, LLC
                         145 Huguenot Street, Suite 402
                          New Rochelle, New York 10801

VIA FEDERAL EXPRESS

May 4, 2001

Mr. Robert H. Steele
Chairman of the Board
Moore Medical Corp.
389 John Downey Drive
New Britain, CT 06050

Dear Mr. Steele,

         On February 26, 2001 we met and discussed i) my desire to assist the Company and use my considerable medical distribution experience to help Moore Medical improve its financial performance in return for the opportunity to purchase an additional 500,000 shares of stock from the Company, subject to the Company amending or rescinding its poison pill in order to allow such purchase,
ii) the large amounts being invested in a questionable E-Commerce strategy, and
iii) the extraordinarily large and continuing operating losses recently incurred by the Company. The offers were refused with an explanation that the Board felt satisfactory progress was being made by management toward implementation of its business plans and help was not needed.

         Subsequent to our last conversation the Company disclosed in its 10-K filing additional details regarding the continued deterioration of its operating performance. Most enlightening was the 84% increase in advertising expense which resulted in only a nominal sales increase and accelerating quarterly operating losses.

         Also revealed in the 10-K were recent actions to entrench and enrich management. New contracts were signed and bonus plans enacted that will pay large rewards for continued mediocre or worse performance. It is hard to understand how top executives are entitled to yearend bonuses of 25% of base salary for attainment of a mere 10% sales increase, with little regard to profitability or shareholder value. It appears management is spending shareholder dollars to reach their bonus goals at any cost.

         I called you several times to discuss these issues and have not even received the courtesy of a return call.

         Last week the Company reported a 9% sales increase for the first quarter and another huge operating loss of $1.8 million. The Company's press release noted that there was again an increase in advertising costs. We question why there continues to be relatively little return for the large amounts being expended and further wonder if the Company is being disingenuous in trumpeting "the highest quarterly growth rate in more than five years" given public statements by
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competitors that the first quarter of 2000 was adversely affected by increased
Y2K spending at the end of 1999.

         We feel it is time for the Board to act on its duty to shareholders to enhance the value of the Company's common stock by reevaluating the current business strategy, reviewing the effectiveness of the advertising and E-Commerce expenditures, and making sure management incentives are aligned with creating shareholder value and preserving the shareholders' portion of the Company's enterprise value. Further, it is imperative for the poison pill to be removed so as to allow other options for the creation of value to be explored. We have reason to believe that approaches to the Company by potential merger partners have been summarily rebuffed.

         I look forward to hearing from you so that we may discuss these matters.

Sincerely,

     /s/ Bruce J. Haber
-----------------------------------
Bruce J. Haber
President


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